

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 2, 2023

Jun Ho Yang
Chief Executive Officer
Hi-Great Group Holding Company
621 South Virgil Avenue, #460
Los Angeles, CA 90005

> **Re: Hi-Great Group Holding Company**
> **Form 10-K for the fiscal year ended December 31, 2022**
> **Filed April 17, 2023**
> **File No. 000-56200**

Dear Jun Ho Yang:

We issued comments on the above captioned filing on May 26, 2023. On June 26, 2023, we issued a follow-up letter informing you that those comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps include releasing publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff s decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

Please contact Peter McPhun at (202) 551 - 3581 or Wilson K. Lee at (202) 551 - 3468 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction